UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 October 2021

ASX RELEASE

13 October 2021

AGM NOTICE OF MEETING

Sydney, 13 October 2021 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an oncology-focused drug development company, is pleased to provide the Notice of Meeting for the upcoming Annual General Meeting.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib commenced recruitment to GBM AGILE, a pivotal study in glioblastoma, in January 2021. Eight additional studies are active in various forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study is expected to begin in CY2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx. This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

2021 NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2021 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AT 10.00 AM (SYDNEY TIME) ON WEDNESDAY 10 NOVEMBER 2021 VIA LIVE WEBCAST AT https://web.lumiagm.com.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 10.00 AM (SYDNEY TIME) ON 8 NOVEMBER 2021.

13 October 2021

Dear Shareholder

We are pleased to invite you to attend the 2021 Annual General Meeting of the shareholders of Kazia Therapeutics Limited, which is scheduled to be held virtually at 10.00am (Sydney time) on Wednesday 10 November 2021.

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website which can be found at (www.kaziatherapeutics.com).

AGENDA

The Resolutions on the agenda for this Meeting are for:

1.	Adoption of Remuneration Report;

2.	Re-Election of Iain Ross;

3.	Adoption of Employee Share Option Plan;

4.	The grant of up to 1,000,000 FY20 Options to Dr James Garner;

5.	The grant of up to 1,500,000 FY21 Options to Dr James Garner;

6.	The ratification of prior issue of Placement Shares; and

7.	Approval of Additional Placement capacity under Listing Rule 7.1A.

VIRTUAL MEETING

The Board considers that the health, safety and welfare of the Company’s staff, its Shareholders and other stakeholders to be paramount. Accordingly, the Meeting will be hosted online as a live webcast at the following URL: https://web.lumiagm.com (Meeting ID: 322-509-444). Attendees can also access the live webcast via the Lumi AGM app from the Apple app store or Google Play store.

In case you are not able to attend the Meeting to vote in person, the Board encourages you to lodge your votes online at [www.investorvote.com.au]. You will require the control number (found on the Notice and Access Form), your HIN/SRN and postcode/domicile code to access online voting.

Yours faithfully

Kate Hill

Company Secretary

On behalf of the Board of Directors

NOTICE OF GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that the 2021 Annual General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	10 November 2021

Time:	10.00am (Sydney time)

Attend via:	https://web.lumiagm.com Meeting ID 322-509-444

Ordinary Business

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2021 and the related reports of the Directors and the Auditor (as contained in the Annual Report).

RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

Resolution 1 – Adoption of Remuneration Report

“That, the Remuneration Report for the year ended 30 June 2021 as set out in the Annual Report for the year ended 30 June 2021 be adopted on the terms and conditions set out in the Explanatory Statement.”

Please note that section 250R(3) of the Corporations Act provides that the vote on this Resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 2 – RE-ELECTION OF IAIN ROSS

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Iain Ross

“That, for the purposes of Listing Rule 14.4 and clauses 21.1 and 21.7 of the Constitution, to re-elect Iain Ross, who retires by rotation and being eligible, is re-elected as a Director.”

RESOLUTION 3 – ADOPTION OF EMPLOYEE SHARE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Adoption of Employee Share Options Plan

“That, for the purposes of Listing Rule 7.2, exception 13 and for all other purposes, approval is given for the Company to adopt an employee incentive scheme titled “Kazia Therapeutics Limited Share Option Plan” and for the issue of Equity Securities under the Plan, on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 4 – APPROVAL OF GRANT OF FY20 OPTIONS TO DR JAMES GARNER

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 4 – Approval of grant of Options to Dr James Garner

“That, subject to the passing of Resolution 3, for the purposes of Listing Rule 10.14 and for all other purposes, approval is given to the grant of 1,000,000 Options and issue of 1,000,000 Shares on exercise of those Options, to Dr James Garner, the Managing Director of the Company, under the Plan and otherwise on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 5 – APPROVAL OF GRANT OF FY21 OPTIONS TO DR JAMES GARNER

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 5 – Approval of grant of Options to Dr James Garner

“That, subject to the passing of Resolution 3, for the purposes of Listing Rule 10.14 and for all other purposes, approval is given to the grant of 1,500,000 Options and issue of 1,500,000 Shares on exercise of those Options, to Dr James Garner, the Managing Director of the Company, under the Plan and otherwise on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 6 – RATIFICATION OF PRIOR ISSUE OF PLACEMENT SHARES

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 6 – Ratification of prior issue of Placement Shares

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior allotment and issue of 3,037,580 Shares on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 7 – APPROVAL OF ADDITIONAL PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 7 – Approval of additional placement capacity under Listing Rule 7.1A

“That, for the purposes of Listing Rule 7.1A and for all other purposes, Shareholders approve the additional capacity of the Company to issue Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Statement.”

Voting Exclusion Statements

Resolution 3: Adoption of Employee Share Option Plan

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person who is eligible to participate in the Plan or an Associate of those persons

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolutions 4 and 5: Approval of Grant of FY20 & FY21 Options to Dr Garner

The Company will disregard any votes cast in favour of Resolutions 4 and 5 by or on behalf of a person referred to in Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Plan or an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 6: Ratification of Prior Issue of Placement Shares

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of a person who participated in the Placement or an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 7: Approval of Additional Placement Capacity under Listing Rule 7.1A	As at the date of dispatch of this Notice, the Company is not proposing to make an issue of Equity Securities under Listing Rule 7.1A.2 and therefore, a voting exclusion statement is not required by Listing Rule 7.3A.7.

Voting prohibition

Resolutions 1, 3, 4 and 5

A vote on Resolutions 1, 3, 4 and 5 must not be cast:

(a)   by or on behalf of a member of Key Management Personnel (in the case of Resolution 1, details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2021) or a Closely Related Party of such member (regardless of the capacity in which the vote is cast); or

(b)   by a person appointed as a proxy, where that person is either a member of Key Management Personnel or a Closely Related Party of such a member,

unless the vote is cast as a proxy for a person permitted to vote on Resolutions 1, 3, 4 or 5:

(c)   in accordance with a direction as to how to vote on the proxy form; or

(d)   by the Chair to an express authorisation to exercise the proxy even though it is connected with the remuneration of a member of Key Management Personnel.

If you are a member of Key Management Personnel or a Closely Related Party of a member of Key Management Personnel (or acting on behalf of them) and purport to cast a vote that will be disregarded by the Company, you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

By order of the Board

Kate Hill

Company Secretary

Dated: 13 October 2021

Notes

These notes and the following Explanatory Statement form part of the Notice.

If you are unable to attend the Meeting via the live webcast, but wish to appoint a proxy, please complete and return a copy of the proxy form attached to the Notice by no later than 10.00am (Sydney time) on 8 November 2021.

Determination of entitlement to attend and vote

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the Annual General Meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Sydney time) on 8 November 2021.

Proxies

A Shareholder who is entitled to attend virtually and cast a vote at the Annual General Meeting is entitled to appoint a proxy.

The proxy need not be a Shareholder. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder’s votes.

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 10.00am (Sydney time) on 8 November 2021.

If the Chair is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a Resolution, then the Chair intends to exercise the relevant Shareholder’s votes in favour of the relevant Resolution (subject to the other provisions of these notes, including any voting exclusions set out in the Notice).

Attorneys

A Shareholder may appoint an attorney to vote on his or her behalf. For an appointment to be effective for the Meeting, the instrument affecting the appointment (or a certified copy of it) must be received by the Company or the Share Registry by no later than 10.00am (Sydney time) on 8 November 2021.

Corporate representatives

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the Annual General Meeting.

Voting

Voting on Resolutions set out in the Notice will be conducted by poll. Upon a poll, every Shareholder who is present in person or by proxy, representative or attorney will have one vote for each Share held by that Shareholder.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Ordinary Business

Financial Statements and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2021.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the Meeting. Copies of these reports can be found on the Company’s website http://www.kaziatherapeutics.com.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2021;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the Auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chair about the management of the Company, or to the Auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office or by email to info@kaziatherapeutics.com.

RESOLUTIONS

(A)	Resolution 1 – Remuneration Report

Board comment

The Board offers the following observations on the Remuneration Report:

•	The Board and its Remuneration and Nomination Committee take a balanced view between the need to pay market rates to attract talent, and the financial resources of the Company.

•

In particular, as in prior years, the Board and the Remuneration and Nomination Committee have focussed the remuneration spend on personnel best placed to advance the clinical stage assets of the Company.

As set out in the Notice of Meeting, any member of Key Management Personnel, together with a Closely Related Party of those members, are excluded from casting a vote on Resolution 1. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1.

The Chair intends to exercise all undirected proxies in favour of Resolution 1.

If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even though the Resolution is connected directly or indirectly with the remuneration of Key Management Personnel.

Background to the Resolution

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report, a copy of which can be found on the Company’s website, http://www.kaziatherapeutics.com.

Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings.

Whilst the Resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company. However, if more than 25% of the votes cast on Resolution 1 are voted against the adoption of the Remuneration Report, the Remuneration Report for the following year must either address any comments received from Shareholders or explain why no action has been taken in response to those comments. If, at the following annual general meeting of the Company, the Remuneration Report is again voted against by 25% or more of votes cast, a ‘spill resolution’ will be put to Shareholders. If at least 50% of the votes cast are in favour of the ‘spill resolution’, a special meeting of the Company will be held within 90 days at which the Directors (other than the Managing Director) in office at the time of the second annual general meeting of the Company must resign and stand for re-election.

At the Company’s 2020 Annual General Meeting for the 2020 Remuneration Report, the votes cast against this Resolution were less 25%, therefore the current “strike” count is zero.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

(B)	Resolution 2 – Re-Election of Iain Ross

Background to the Resolution

Clauses 21.1 of the Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. This mirrors the requirements of Listing Rule 14.4. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Ross was last re-elected to the Board at the 2018 Annual General Meeting of the Company.

As at the date of this Notice of Meeting, the Board comprised of three Directors who are subject to rotation. The Director longest in office without being re-elected is Iain Ross and is therefore required to retire. Being eligible, Mr Ross offers himself to be re-elected as a Director.

Iain Ross credentials

Mr Ross has over 40 years’ experience in the international life sciences and technology sectors, where he has completed multiple financing transactions, and over 25 years in cross-border management as a Chairman and CEO. He has led or participated in 8 Initial Public Offerings (LSE/ASX/NASDAQ) and has direct experience of M&A transactions in Europe, USA and the Pacific Rim.

Mr Ross brings demonstrable skills in turnarounds eg. Silence Therapeutics plc (2019 – present), Redx Pharma plc (2017-2021) e-Therapeutics (2016- 2020), as well as extensive experience of partnering and licensing in the biotech sector. Specifically, companies which he has chaired over the past two years have completed major licensing deals with big pharma/biotech companies thereby creating significant increases shareholder value.

Currently he is Non-Executive Chairman of Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE) and BiVictriX Therapeutics plc (LSE:BVX). He is a Non-Executive Director of Palla Pharma Limited (ASX:PAL). He is a qualified Chartered Director, and former Vice Chairman of the Council of Royal Holloway, London University.

Previously, Mr Ross held significant executive roles in multi-national companies including Sandoz, Fisons, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has advised banks and private equity groups on numerous company turnarounds.

Board Recommendation

The Directors (Mr Ross abstaining) recommend that you vote in favour of Resolution 2.

The Chair intends to exercise all undirected proxies in favour of Resolution 2.

(C)	Resolution 3 – Adoption of Employee Share Option Plan

Background to the Resolution

At the Company’s 2020 Annual General Meeting, Shareholders approved the adoption of the Company’s current employee incentive scheme titled “Kazia Therapeutics Limited Employee Share Option Plan” (Plan). The purpose of the Plan is to attract, motivate and retain key employees and it is considered by the Company that the adoption of the Plan and the future issue of Equity Securities under the Plan will provide selected employees with the opportunity to participate in the future growth of the Company.

As a result of the Company’s expansion in the US, it has employed a number of employees resident in the US that are instrumental in the growth of the Company. Accordingly, having regard to the industry and jurisdiction in which the Company operates, the Company would like to extend the application of the Plan to employees who reside in the US.

The Plan also currently provides that on a change of control event, a participant’s unvested Options will vest only to the extent that the exercise conditions have been satisfied. The Company proposes to amend the Plan such that on the occurrence of a change of control event, all of a participant’s unvested Options will instead immediately vest in full.

While the Board is permitted to make some non-material amendments to the Plan, the Board considers these proposed amendments to constitute a material change to the terms of the Plan from those set out in the Company’s 2020 Notice of Annual General Meeting and, in accordance with Listing Rule 7.2, exception 13, seeks Shareholder approval to re-adopt the Plan.

As noted above, the material change from the Plan as approved by Shareholders on 6 November 2020 is to incorporate a US Addendum as part of the Plan and to vary the treatment of unvested Options on the occurrence of a change of control event. The practical effect of incorporation of the US Addendum is to enable Options to be offered to employees resident in the US to participate in the Plan and allow all of a participant’s unvested Options to immediately vest in full on the occurrence of a change of control event.

Listing Rule 7.1 and Listing Rule 7.2, exception 13

Listing Rule 7.1 provides that a company must not (subject to specified exceptions), issue or agree to issue more Equity Securities during any 12 month period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

Listing Rule 7.2, exception 13(b) sets out an exception to Listing Rule 7.1, which provides that issues under an employee incentive scheme are exempt for a period of 3 years from the date on which shareholders approve the issue of Equity Securities under the scheme as an exception to Listing Rule 7.1.

If Resolution 3 is passed is passed, the Company will be able to issue Equity Securities under the Plan to eligible participants (including those who are US residents) over a period of 3 years without impacting on the Company’s ability to issue up to 15% of its total ordinary securities without Shareholder approval in any 12 month period (known as the Company’s “placement capacity”).

If Resolution 3 is not passed, the Company will still be able to issue Equity Securities to employees in Australia and the US, but those issues to employees in the US will count towards the Company’s 15% placement capacity.

Any future issue of Equity Securities under the Plan to a related party or person whose relationship with the Company or the related party is, in ASX’s opinion, such that approval should be obtained will require additional Shareholder approval under Listing Rule 10.14 at the relevant time.

A summary of the key terms and conditions of the Plan is set out in Schedule 1.

As the Directors are entitled to participate in the Plan, they make no recommendation in relation to Resolution 3.

The Chair intends to exercise all undirected proxies in favour of Resolution 3.

If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolution 3, by signing and returning the Proxy Form, you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even though the Resolution is connected directly or indirectly with the remuneration of Key Management Personnel.

Resolution 3 is an ordinary resolution.

Information required by Listing Rule 7.2

Pursuant to and in accordance with Listing Rule 7.2, exception 13(b), the following information is provided:

(a)	the material terms of the Plan are summarised in Schedule 1;

(b)

since the Plan was adopted at the Company’s 2020 Annual General Meeting, a total of 2,200,000 Options have been granted. Following the satisfaction of certain vesting conditions, a total of Nil Options have been exercised and converted to Shares;

(c)

the maximum number of Equity Securities proposed to be issued under the Plan within the three year period following Shareholder approval is 10% of the total number of Shares on issue as at the date of the issue of the relevant Equity Securities. This maximum is not intended to be prediction of the actual number of Equity Securities to be issued under the Plan, but simply a ceiling for the purposes of Listing Rule 7.2, exception 13(b). Once that number is reached, any additional issues of Equity Securities under the Plan would not have the benefit of Listing Rule 7.2, exception 13 without a fresh Shareholder approval. Given the present issued capital of the Company, that maximum would be 13,201,221 and;

(d)	a voting exclusion statement is included in the Notice for Resolution 3.

(D)	Resolutions 4 and 5 – Approval of grant of FY20 and FY21 Options to Dr James Garner

ASX Listing Rule 10.14 states that a listed company must not permit a director, as well as other specified individuals, to acquire securities under an employee incentive scheme without the approval of ordinary shareholders given by ordinary resolution. Dr James Garner, the Chief Executive Officer and Managing Director of the Company, is a director of the Company and so covered by ASX Listing Rule 10.14.1. The purpose of Resolutions 4 and 5 is to seek approval from Shareholders under Listing Rule 10.14 and for all other purposes for the Board to grant 1,000,000 and 1,500,000 Options, respectively, to Dr James Garner under the Plan.

Background to the Resolutions

The broad remuneration policy of the Company is to ensure that the remuneration package of key management personnel reflects their duties and responsibilities and is competitive in attracting, retaining and motivating people of the highest quality.

The non-executive Directors, being all of the Directors other than Dr Garner, believe that the grant of the Options the subject of Resolutions 4 and 5 to Dr Garner is an appropriate way to set long term incentive as part of Dr Garner’s remuneration package, encouraging a continuous high level of service in future, and aligning his incentive to the improvement of shareholder value.

The Directors believe that Dr Garner has added enormous value to the Company during FY20 and FY21, to position it to deliver future value, and hence would like to recognise this with an equity grant. The non-executive Directors’ review of Dr Garner’s performance in respect of FY20 was completed in December 2020, after the Company’s annual general Meeting held in November 2020 and therefore the issue of Options was held over to this Annual General Meeting.

In respect of the:

•

1,000,000 Options that will be issued to Dr Garner (subject to Resolution 4 being passed), in relation to his performance in FY20, will vest in four equal portions over a four-year period, with the first tranche vesting on 4 January 2022 (FY20 Options); and

•

1,500,000 Options that will be issued to Dr Garner (subject to Resolution 5 being passed), in relation to his performance in FY21, will vest in three equal portions over a three-year period, with the first tranche vesting on 11 November 2022 (FY21 Options).

If Resolutions 4 and/or 5 are approved, the Company will issue the FY20 Options and FY21 Options (as applicable) to Dr Garner in accordance with this Explanatory Statement. If Resolutions 4 and/or 5 are not approved, the Company will not be able to issue the FY20 Options or FY21 Options (as applicable) and so the Company will need to look to incentivise Dr Garner in other ways.

Please see the summary of the terms and conditions of the FY20 Options and FY21 Options below for more details.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act provides that a public company must not, without the approval of the company’s members, give a financial benefit to a related party, unless it falls within a specified exception in the Corporations Act.

Dr Garner is a related party of the Company for the purposes of section 228(2) of the Corporations Act as he is a Director. Therefore, the grant of Options the subject of Resolutions 4 and 5 will constitute the giving of a financial benefit to a related party for the purposes of section 229(3)(e) of the Corporations Act.

Section 211 of the Corporations Act provides an exemption to the restrictions in Chapter 2E of the Corporations Act on the giving of financial benefits to related parties, if the financial benefit is remuneration to an officer or employee of a public company and the remuneration is reasonable given the circumstances of the public company and the officer or employee (including the responsibilities involved in the office or employment).

It is the view of the Board that the terms of the financial benefit, being the grant of Options the subject of Resolutions 4 and 5, in conjunction with other components of Dr Garner’s remuneration, comprises reasonable remuneration having regard to the Company’s and Dr Garner’s circumstances (including his responsibilities as Chief Executive Officer and Managing Director), and would therefore fall within an exemption set out in section 211 of the Corporations Act. The Options the subject of Resolutions 4 and 5 will (if approved) be granted to Dr Garner for the sole purpose of remunerating him for his services as the Chief Executive Officer and Managing Director of the Company in relation to FY20 and FY21.

Terms and Conditions of the Options

Each Option will be issued to Dr James Garner on the following terms and conditions:

	FY20 Options	FY21 Options
Amount payable for each Option	The Options will be granted for nil consideration.	The Options will be granted for nil consideration.

Exercise Price	The Exercise Price for the Options is $1.185 per Option.	The Exercise Price for the Options will be set at a 43% premium to the 5 day VWAP on the issue date, and is expected to be approx. $2.20 per Option.

Quotation of Shares issued on exercise	Upon exercise of any of the Options, the Company will apply for quotation of the Shares issued as a result of the exercise, subject to any restrictions imposed by the ASX.	Upon exercise of any of the Options, the Company will apply for quotation of the Shares issued as a result of the exercise, subject to any restrictions imposed by the ASX.

Vesting Dates and Vesting Conditions

The Options will vest and be exercisable as follows:

1)  250,000 Options to vest on 4 January 2022;

2)  250,000 Options to vest on 4 January 2023;

3)  250,000 Options to vest on 4 January 2024; and

4)  250,000 Options to vest on 4 January 2025.

The Options will vest in accordance with the terms of the Plan.

The Options will vest and be exercisable as follows:

1)  500,000 Options to vest on 11 November 2022;

2)  500,000 Options to vest on 11 Npvember 2023; and

3)  500,000 Options to vest on 11 November 2024.

The Options will vest in accordance with the terms of the Plan.

Option Period	Once vested, Options may be exercised at any time up to 5.00pm (Sydney time) on 11 November 2025. Options which are not exercised during the Option Period will automatically lapse and be cancelled.	Once vested, Options may be exercised at any time up to 5.00pm (Sydney time) on 11 November 2025. Options which are not exercised during the Option Period will automatically lapse and be cancelled.

Specific information required by Listing Rule 10.15

Pursuant to and in accordance with Listing Rule 10.15, the following information is provided:

(a)	the FY20 Options and FY21 Options will be granted to Dr James Garner, Chief Executive Officer and Managing Director;

(b)	Dr James Garner falls within the category of Listing Rule 10.14.1 as he is a Director;

(c)	a total of 2,500,000 Options will be granted to Dr Garner, consisting of:

(i)	1,000,000 FY20 Options, with up to a total of 1,000,000 Shares to be issued if all FY20 Options are exercised; and

(ii)	1,500,000 FY21 Options, with up to a total of 1,500,000 Shares to be issued if all FY21 Options are exercised;

(d)	Dr James Garner’s remuneration arrangements for FY22 is as follows:

Base Salary	$561,000 per annum (inclusive of superannuation).

Performance Bonus	Each year Dr Garner may receive a performance bonus valued at up to 50% of his base salary (given at the discretion of the Board and measured against the key performance indicators in place for the relevant year).

Other Incentives

1,200,000 Options were issued in November 2019, of which 1,000,000 are now vested

800,000 Options were issued in November 2020, of which 200,000 are now vested

2,500,000 Options (to be issued if Resolutions 4 and 5 are approved).

(e)	as approved by Shareholders at the Company’s 2020 Annual General Meeting, 800,000 Options have been issued at no cost to Dr James Garner during 2020 under the Plan;

(f)	the:

(i)	FY20 Options have an exercise price of $1.185 per Option, vest in four equal tranches on 4 January of each year following their date of issue and expire on 10 November 2025; and

(ii)	FY21 Options have an exercise price of approx. $2.20 per Option, vest in three equal tranches on 11 November of each year following their date of issue and expire on 11 November 2025.

A summary of the other material terms of the FY20 Options and FY21 Options is set out above;

(g)

the use of Options is to align Director remuneration with the creation of Shareholder value as the Options to be granted to Dr Garner (and therefore the potential issuance of Shares) is linked to the performance of the Company. In addition, in order for the Company to attract and retain quality Directors, the issuance of Options forms part of a desirable remuneration package;

(h)	the Company values each:

(i)	FY20 Option at $0.84; and

(ii)	FY21 Option at $0.76,

as determined by a Black-Scholes valuation having regard to the underlying Share price, risk free interest rate and volatility of the underlying Share price. As a result, the Company ascribes a total value of A$840,000 to the FY20 Options and $1,140,000 to the FY21 Options to be issued;

(i)	the allotment and issue of the Options will occur as soon as practicable after the Meeting, but in any event no later than three years after the Meeting;

(j)	the Options will be issued for nil consideration;

(k)	a summary of the material terms of the Plan is set out in Schedule 1;

(l)	there is no loan in relation to the proposed issue of Options to Dr Garner;

(m)

details of any securities issued under the Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14;

(n)

any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Plan after the Resolutions are approved and who were not named in the Notice will not participate until approval is obtained under that rule; and

(o)	a voting exclusion statement is included in the Notice for Resolutions 4 and 5.

Board recommendation

The Directors (other than Dr Garner) do not have an interest in the outcome of the Resolutions and recommend that Shareholders vote in favour of Resolutions 4 and 5 for the following reasons:

(a)

the Options are considered by the Directors to provide a cost-effective means of giving an incentive to Dr Garner to advance the Company’s interests in accordance with the directions given from time to time by the Board; and

(b)	the number of Options to be issued is considered to be in line with the number issued to directors of similar companies.

Dr Garner, who stands to gain personally from the grant of the Options, declines to make any recommendation in relation to Shareholders’ consideration of the Resolutions.

Note: Shareholders’ approval for the Resolutions is being sought pursuant to Listing Rule 10.14 for the grant of the FY20 Options and FY21 Options. Consequently, in accordance with Listing Rule 7.2 (Exception 14), Shareholder approval under Listing Rule 7.1 is not required for the grant of these Options. In addition, in accordance with Listing Rule 7.2 (Exception 9), Shareholder approval under Listing Rule 7.1 will not be required for the issue of any Shares issued pursuant to the exercise of those Options.

(E)	Resolution 6 – Ratification of prior issue of Placement Shares

Background to the Resolution

On 28 April 2021, the Company issued 3,037,580 Shares to Simcere Pharmaceutical Group Ltd, who is not a related party or an associate of any related parties of the Company, in connection with a license agreement with that company (Consideration Shares). The consideration for the Shares was USD 4 million.

The Consideration Shares were issued to pursuant to Listing Rule 7.1. Resolution 6 seeks Shareholder ratification pursuant to Listing Rule 7.4 for the issue of the Consideration Shares issued under Listing Rule 7.1.

Listing Rule 7.1 provides that, subject to certain exceptions, the Company is only entitled to issue Equity Securities up to 15% of its issued ordinary securities on issue through placements during any 12-month period, without needing prior Shareholder approval (15% Placement Capacity).

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of Equity Securities made pursuant to Listing Rule 7.1 (and provided the previous issue did not breach Listing Rule 7.1) those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

By ratifying the issue of the Consideration Shares, the subject of Resolution 6, the Company will retain maximum flexibility to issue Equity Securities in the future up to the 15% annual placement capacity set out in Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

If Resolution 6 is not approved, the Consideration Shares will be included in the Company’s 15% Placement Capacity, effectively decreasing the number of Equity Securities it can issue without Shareholder approval until April 2022, unless an exemption applies.

Resolution 6 is an ordinary resolution.

Specific information required by Listing Rule 7.5

Pursuant to and in accordance with Listing Rule 7.5, the following information is provided:

(a)	3,037,580 Shares were issued on 28 April 2021 to Simcere Pharmaceutical Group Ltd, who is not a related party or associate of any related parties of the Company;

(b)	the Consideration Shares were issued as fully paid ordinary shares and rank equally in all respects with the Company’s existing Shares on issue;

(c)	the issue price of the Consideration Shares was USD 4 million, which represented approximately A$1.69 per Consideration Share;

(d)	the funds raised from the issue of the Consideration Shares are being used (i) to progress the Company’s pivotal study in paxalisib (GBM AGILE), and (ii) for working capital;

(e)	the material terms of the licensing agreement with Simcere Pharmaceutical Group Ltd, pursuant to which the Consideration Shares were issued, include the following:

a.	Simcere will assume responsibility for the development, registration and commercialisation of paxalisib in Greater China;

b.	Kazia retains rights to the development and commercialisation of paxalisib in all other territories;and

c.

Kazia will receive an up-front payment of US$11million comprising US$7million in cash and US$4milllion equity investment, with contingent milestone payments of up to US$281million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will also pay mid-teen percentage royalties on commercial sales and;

(f)	a voting exclusion statement is included in the Notice for Resolution 6.

Board recommendation

The Directors recommend that you vote in favour of this Resolution 6.

The Chair intends to exercise all undirected proxies in favour of Resolution 6.

(F)	Resolution 7 – Approval of Additional Placement Capacity.

Background to the Resolution

Resolution 7 seeks Shareholder approval to permit the Company to issue an additional 10% of its issued capital over a 12-month period in accordance with Listing Rule 7.1A.

Under Listing Rule 7.1, the Company may issue Equity Securities equal to up to 15% of its issued ordinary securities in any 12-month period without seeking Shareholder approval. In addition, under Listing Rule 7.1A, eligible entities may seek shareholder approval to issue further Equity Securities up to 10% of the issued ordinary securities of the entity within the 12 months from approval being granted, in addition to the 15% capacity under Listing Rule 7.1 (Additional Placement Capacity).

An entity is eligible to seek Additional Placement Capacity if it is not included in the S&P/ASX300 index and has a market capitalisation of $300 million or less. As the Company satisfies these requirements as at the date of this Notice, it is eligible to seek Shareholder approval for the Additional Placement Capacity. For illustrative purposes, the Company’s market capitalisation was approximately $211.2 million based on a closing price of $1.60 per Share on 24 September 2021

The Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets, and to do this the Company again seeks approval from Shareholders for the Additional Placement Capacity. The most likely use of this increased capacity would be to take advantage of an opportunity to raise additional funds to apply to the progression of our lead candidates, paxalisib and EVT801, through clinical trials.

If Resolution 7 is passed, the effect will be that the Company will be able to issue Equity Securities under the Additional Placement Capacity in addition to the Company’s 15% annual placement capacity under Listing Rule 7.1.

If Resolution 7 is not passed, the effect will be that the Company will not be able to issue any Equity Securities under the Additional Placement Capacity and will have to rely upon its 15% annual placement capacity under Listing Rule 7.1 of the issue of Equity Securities.

Resolution 7 is a special resolution. Accordingly, at least 75% of the votes cast by Shareholders present and entitled to vote must be cast in favour of the Resolution for it to be passed.

The Directors believe that Resolution 7 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 7.

The Chair intends to exercise all undirected proxies in favour of Resolution 7.

Description of Listing Rule 7.1A

The number of Equity Securities that may be issued (if this Resolution 7 is passed) will be determined in accordance with the following formula as prescribed in Listing Rule 7.1A.2:

Additional Placement Capacity = (A x D) – E

where:

A	is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement to issue:

(a)	plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2 other than exception 9, 16 or 17;

(b)

plus the number of fully paid ordinary securities issued in the 12 months on the conversion of convertible securities within Listing rule 7.2 exception 9 where (i) the convertible securities were issued or agreed to be issued before the commencement of the relevant period or (ii) the issue of, or agreement to issue, the convertible securities was approved or taken under the Listing rules to have been approved, under Listing Rules 7.1 or 7.4;

(c)

plus the number of partly paid ordinary securities that became fully paid in the 12 months under Listing Rule 7.2 exception 16 where (i) the agreement was entered into before the commencement of the 12 month period or (ii) the agreement or issue was approved, or taken under the Listing Rules to have been approved, under Listing Rules 7.1 or 7.4;

(d)	plus the number of any other fully paid ordinary securities issued in the 12 months with approval under Listing Rule 7.1 or 7.4;

(e)	plus the number of partly paid ordinary securities that become fully paid in the 12 months,

(d)	less the number of fully paid ordinary securities cancelled in the 12 months.

D	is 10%

E

is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months where the issue or agreement has not been subsequently approved by holders of ordinary securities under Listing Rule 7.4.

Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the Additional Placement Capacity as follows:

Period for which the Additional Placement Capacity will be valid

If Resolution 7 is passed, the Additional Placement Capacity will be valid during the period from the date of the Meeting and will expire on the earlier of:

(a)   the date that is 12 months after the date of the Meeting;

(b)   the time and date of the Company’s next annual general meeting; and

(c)   the time and date on which the Company receives approval by Shareholders for a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(Approval Period).

Minimum price at which the Equity Securities may be issued

The Equity Securities to be issued will be in existing class of quoted securities and will be issued for cash consideration at an issue price per Equity Security of not less than 75% of the VWAP for the Equity Securities calculated over the 15 trading days on which trades in that class were recorded immediately before:

(a)   the date on which the price, at which the securities are to be issued, is agreed by the Company and the recipient of the Equity Securities; or

(b)   if the securities are not issued within 10 trading days of that date, the date on which the securities are issued.

Purposes for which the Equity Securities may be issued

While there are not current intentions to issue any Equity Securities under the Additional Placement Capacity, the Company intends that any funds raised from the issue of any Equity Securities under the Additional Placement Capacity (if approved) will likely be applied for advancing the Company’s key assets, paxalisib and EVT801, through clinical trials.

The specific purposes for which any particular issue is made under the Additional Placement Capacity will be disclosed by way of an ASX announcement at the time of the issue. The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities under the Additional Placement Capacity.

Risk of economic and voting dilution

An issue of Equity Securities under Listing Rule 7.1A involves the risk of economic and voting dilution for existing Shareholders. The risks include:

(a)   the market price for the Equity Securities may be significantly lower on the issue date than on the date of the approval under Listing Rule 7.1A; and

(b)   the Equity Securities may be issued at a price that is at a discount to the market price for the Equity Securities on the issue date.

In accordance with Listing Rule 7.3A.2, a table describing the notional possible dilution, based upon various assumptions as stated, is set out below.

Details of the Company’s allocation policy for issues under approval

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue under the Additional Placement Capacity. The identity of the allottees of Equity Securities under the Additional Placement Capacity will be determined on a case-by-case basis having regard to the factors including, but not limited to, the following:

(a)   the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(b)   the effect of the issue of Equity Securities on the control of the Company;

(c)   the financial situation and solvency of the Company; and

(d)   advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional Placement Capacity have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the Additional Placement Capacity will be the vendors of the new intellectual property assets or investments.

Previous approvals under Listing Rule 7.1A	Approval was sought and obtained for the purposes of Listing Rule 7.1A at the 2020 Annual General Meeting. No Equity Securities were issued under Listing Rule 7.1A in the 12 months preceding the date of the Meeting.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Shares for variable “A” calculated under the formula set out in Listing Rule 7.1A.2 as at the date of this Notice of Meeting.

The table shows two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at the date of the Notice of Meeting. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlement issue or scrip issued under a takeover offer) or as a result of future specific placements under Listing Rule 7.1 that are approved at future Shareholder meetings

The table also shows two examples where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price of the Company’s Shares.

		Dilution
Variable		50% decrease	Issue Price	100% increase
		$0.80	$1.60	$3.20
Current variable A 132,012,209 Shares	Shares issued (10% voting dilution)	13,201,221	13,201,221	13,201,221
	Funds raised	$10,560,976.72	$21,121,953.44	$42,243,906.88
“A” is a 50% increase to 198,018,314	Shares issued (10% voting dilution)	19,801,831	19,801,831	19,801,831
Shares	Funds raised	$15,841,465.08	$31,682,930.16	$63,365,860.32
“A” is a 100% increase to 264,024,418	Shares issued (10% voting dilution)	26,402,442	26,402,442	26,402,442
Shares	Funds raised	$21,121,953.44	$42,243,906.88	$84,487,813.76

*	Note: Current Variable A refers to the calculation required by Listing Rule 7.1A.2 which, in the Company’s case, equates to the current number of Shares on issue.

The table above has been prepared on the following assumptions:

(a)	Resolution 7 is passed by Shareholders;

(b)	the Company issues the maximum number of Shares available under the Additional Placement Capacity;

(c)	no convertible securities convert into Shares before the date of the issue of the Shares available under the Additional Placement Capacity;

(d)	the 10% voting dilution reflects the aggregate percentage dilution against the issued Share capital at the time of issue (which is why the voting dilution is shown in each example as 10%);

(e)

the table does not show an example of dilution that may be caused to a particular Shareholder by reason of a Share issue under the Additional Placement Capacity, based on that Shareholder’s holding at the date of the Annual General Meeting;

(f)	the table shows only the effect of issues of Equity Securities under the Additional Placement Capacity, not under the Company’s 15% annual placement capacity under Listing Rule 7.1;

(g)

the Company has not issued any Equity Securities in the 12 months prior to the Meeting that were not issued under an exception in Listing Rule 7.2, with approval under Listing Rule 7.1 or ratified under Listing Rule 7.4;

(h)	the issue of Equity Securities under the Additional Placement Capacity consists only of Shares; and

(i)	the issue price is $1.60 per Share, being the closing price of Shares on ASX on Friday, 13 September 2021.

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2021.

Associate	Has the meaning given to that term in sections 10 to 17 of the Corporations Act.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Auditor’s Report	Means the Auditor’s report on the Financial Report.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Closely Related Party	Has the meaning given to that term in section 9 of the Corporations Act.

Company or Kazia	Kazia Therapeutics Limited ACN 063 259 754.

Consideration Shares	Has the meaning given to that term in section (E) of the Explanatory Statement.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Directors’ Report	Means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Explanatory Statement	The explanatory statement accompanying the Notice of Meeting.

Financial Report	Means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

FY	Means the financial year of 12 months ending 30 June.

FY20 Options	Has the meaning given to that term in section (D) of the Explanatory Statement.

FY21 Options	Has the meaning given to that term in section (D) of the Explanatory Statement.

Group	The Company and is related bodies corporate (as that term is defined in the Corporations Act).

Key Management Personnel	The key management personnel whose remuneration details are included in the Remuneration Report.

Listing Rules	The listing rules of the ASX as amended from time to time.

Meeting or Annual General Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Option	An option to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold more than 50% (in number) of all voting Equity Securities of the Company.

Plan	The employee incentive scheme titled “Kazia Therapeutics Limited Employee Share Option Plan”.

Proxy Form	The proxy form attached to this Notice.

Remuneration Report	The remuneration report set out in the Annual Report.

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

USD	US dollars.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

SCHEDULE 1

Summary of key terms of Kazia Therapeutics Limited Employee Share Option Plan

Term	Description

Eligibility	Offers may be made at the Board’s discretion to any employee, long term contractor (full time or part time), officer or director of the Company or an Associated Company, or any other person so designated by the Board (or committee of the Board).

Options	“Options” are an entitlement to receive fully paid ordinary shares upon satisfaction of applicable conditions and payment of an applicable exercise price.

Invitations under the Plan

Under the Plan, the Board may make offers or invitations at its discretion, subject to any requirement for shareholder approval.

The Board has the discretion to set the terms and conditions on which it will invite an employee to apply for or accept a grant of Options in individual offer documents including as to the number of Options and the exercise conditions.

Exercise Price

When the Board (or committee of the Board) decides to invite an employee to apply for or receive an Option, it must, in its absolute discretion (but subject to adjustment under the terms of the Plan), also determine the exercise price for that Option subject to any restrictions in the Listing Rules.

The exercise price may be a dollar amount or an amount determined in the future under a formula.

Exercise	Subject to the satisfaction of any applicable exercise condition, the terms of the invitation and the Company’s share trading policy, a participant may exercise any Option granted to the participant (that is capable of exercise) on a day which is after the vesting period and before the end of the Option Period.

Vesting and lapsing

Vesting of the Awards is to be specified in the individual invitation and is to be, in respect of an Option, the period of two years after the date of grant or another period determined by the Board (either generally or in a particular case).

The “Option Period” for each Option is (subject to any terms or condition in the Plan or the invitation that has the effect of lapsing an Option), the period starting on the date on which the Company grants the Option and ending, unless another period is specified in the invitation made in relation to that Option:

(a)   on the fifth anniversary of that date; or

(b)   at the end of any other period permitted by law that the Board may from time to time determine.

Each Option lapses:

(a)   on exercise of the Option;

(b)   if the Option is not exercised during the Option Period, at the end of the Option Period;

(c)   if the Participant (i) dies, (ii) ceases to be an employee during the Vesting Period or (iii) in a clawback scenario; or

(d)   if the Company commences to be wound up.

Term	Description

Cessation of employment

If a participant ceases to be an employee after the vesting period and before the end of the Option Period, the Board may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the participant.

In making that decision, the Board may consider any relevant matter (including, without limitation, whether the participant ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

Clawback and preventing inappropriate benefits	The Plan provides the Board with broad clawback powers if the Board considers the participant’s conduct, capability or performance justifies the variation.

Change in control

Upon a change of control the participant’s unvested Options will immediately vest in full.

A Change in Control occurs:

a)  where, as a result of any takeover bid, scheme of arrangement or any other event or transaction, a person or entity becomes entitled to more than 50% of the Shares or to all or substantially all of the Group’s business and assets (provided that no sale or transfer undertaken in respect of an internal reorganisation of the structure, business or assets of the Group shall constitute a Change of Control Event); or

b)  any other event determined by the Board to constitute a “Change of Control Event” for the purposes of these Rules (excluding, for the avoidance of doubt, an internal reorganisation of the structure, business or assets of the Group).

Reconstructions, corporate action, rights issues, bonus issues etc.

The Plan includes specific provisions dealing with rights issues, bonus issues, and corporate actions and other capital reconstructions. These provisions are intended to ensure that there is no material advantage or disadvantage to the participant in respect of their Options as a result of such corporate actions.

Participants are not entitled to participate in new pro rata issues of shares by the Company prior to the vesting (and exercise if applicable) of their Options.

Where during the Option Period the Company makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the record date to determine entitlements to that bonus issue, the number of securities to be allocated on exercise of the Option is the number of Shares before that bonus issue plus the number of securities which would have been allocated to the holder if the Option had been exercised before that record date.

Post vesting conditions	Subject to any disposal restrictions the Board may at any time determine, no disposal restrictions will apply on Shares acquired by participants on vesting other than Company’s share trading policy.

Term	Description

Other terms

The Plan contains customary and usual terms for dealing with administration, variation, suspension and termination of the Plan.

The Board or a committee appointed by the Board for the purpose under the constitution of the Company may manage and administer the Plan for the Company and the committee has all powers necessary to do so.

US addendum

In order to provide Options to US based employees, a schedule has been added to the Plan to govern offers of Options to US taxpayers. Key terms include:

•  Options may be incentive stock options (ISOs) or non-qualified stock options (NQSOs);

•  Exercise price may not be less than the fair market value of a Share on the grant date;

•  a maximum of 13,000,000 Shares may be issued pursuant to the exercise of ISOs; and

•  maximum period for ISOs is 10 years.